Citigroup Managed Futures LLC
                              731 Lexington Avenue
                                   25th Floor
                            New York, New York 10022

January 7, 2008

Mail Stop 4561

VIA EDGAR AND FEDEX
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Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
   Attn: Kevin Woody
         Branch Chief

Re: Smith Barney Diversified Futures Fund L.P. (the "Partnership") Form 10-K for the fiscal year ended December 31, 2006
     Form 10-Q for the quarterly period ended June 30, 2007
     File No. 000-26132
     ------------------

Ladies and Gentlemen:

Pursuant to your comment letter dated September 27, 2007, the Partnership acknowledges that:

o the adequacy and accuracy of the disclosure in its 2006 Form 10-K and its Form 10-Q for the quarter ended June 30, 2007 is the responsibility of the Partnership;

o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Partnership's 2006 Form 10-K and its Form 10-Q for the quarter ended June 30, 2007; and

o the Partnership represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. * * * *

Please feel free to call the undersigned at (212) 559-5046 with any questions.

 Very truly yours,

/s/ Jennifer Magro

 Jennifer Magro
 Chief Financial Officer

cc:  Rita M. Molesworth
     Gabriel Acri
     Jennifer Monick, Securities and Exchange Commission